SECURITIES EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 14f

    NOTICE OF ARRANGEMENT REGARDING APPOINTMENT OF DIRECTORS
                        WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number: 0-22273
CIK: 0001032863

             BOULDER CAPITAL OPPORTUNITIES III, INC.
     (Exact name of registrant as specified in its charter)

Colorado                                     84-1383888
State or Other Jurisdiction                  (I.R.S. Employer
of incorporation or organization)            Identification
Number)

15662 Commerce Lane, Huntington Beach, CA  92649
(Address of principal Executive Offices Zip Code)

Registrant's telephone number, including area code: 714-895-0944


         VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


Voting Shares Outstanding

As of June 30, 1998, there were 6,010,000 voting shares of the Registrant's $.001 par value common stock outstanding, and 1,600 shares of Series A Preferred Stock, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of June 30, 1998, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, and Series A Preferred Convertible Stock which might convert to more than 5% of the common stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

Name and Address of                    Number of Shares    Percent of
Beneficial Owner                      Owned Beneficially      Class
                                        and of Record

Robert Soehngen                                  447,500           7.4%
Sonic Jet Performance, LLC (1)                 5,000,000            83%
Alex Mardikian (2)                                     0             0%
Hratch Khedesian                                       0             0%
Vatche Khedesian                                       0             0%
George T. Faye                                         0             0%

     (1) Beneficially Albert Mardikian. Sonic Jet Performance, Inc. owns 74% of Sonic Jet Performance, LLC.

     (2)  Director designee and son of Albert Mardikian

                     CHANGES IN CONTROL OF REGISTRANT

               On June 17, 1998, Registrant entered into a Share Exchange Agreement with Sonic Jet Performance, LLC under which Registrant agreed to acquire all of the assets, liabilities and business operations of Sonic Jet Performance, LLC, a California Limited Liability Company. The Agreement required the issuance of five million (5,000,000) shares of common stock to Sonic Jet Performance, LLC, a California Limited Liability Company. Sonic Jet Performance, LLC was owned as follows:

                                   1.   74% Sonic Jet Performance,Inc.
                                        (Beneficially Albert Mardikian)

                                   2.   24% Sheikh Mohammed Al Rashid

                                   3.   2% Majed Al Rashid

                                   Five Million shares constitutes 83.19% of the total shares outstanding of Registrant.

               Alex Mardikian has been appointed Vice President,
               and it is anticipated that he will be appointed as a Director upon compliance with Section 14f of the
               Securities Exchange Act of 1934.
                                   2

                     DIRECTORS AND EXECUTIVE OFFICERS

          The current Directors and Executive officers of Registrant are:

          Robert Soehngen          Director            President
          Alex Mardikian                          Vice President

     Legal Proceedings

          None

     Adverse Interests

          No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant, except that Albert Mardikian is beneficial owner of Sonic Jet Performance, Inc. (which owns 74% of Sonic Jet Performance, LLC, holder of 5,000,000 shares of common stock) which controls the patents of the jet ski products and who will be paid patent royalties on products.

     Management

          Identification of Directors to be appointed without shareholder meeting

          Ten days after the filing of this Form and Notice to shareholders the present Director of the Company, Robert
     Soehngen, will resign effective upon consummation of the transactions.

          The persons nominated to be directors of the Registrant, and their ages, are as follows:

          Name                     Age
          Alex Mardikian           27
          Hratch Khedesian         31
          Vatche Khedesian         24
          George T. Faye           44

          There is at this time no formal arrangement for the appointment of persons as executive officers of the Registrant following the appointment of the above individuals as directors of the Registrant. Alex Mardikian has been appointed as Vice President effective June 20, 1998.

          Business Experience

          The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

          Alex Mardikian, age 27, Vice President, received an AS in Water Technology from Mount San Antonio College in 1993. From 1993 to 1995 he was an Inventory Operations Manager for Lynn Vick Products, a watercraft products supplier. From 1995 to 1997 he was a regional service manager in the Western Utility Division with Schlumberger Industries. From 1990 to 1993 he was employed by Laser Jet Performance as a production manager.

          Hratch Khedesian, age 31, studied at UCLA and at Goldenwest College in finance and business. From 1987 to present he has worked for Mardikian Design and its successor, Laser Jet Performance, in product design and production engineering. He has had on the job training in production engineering, new product development, purchasing, management and training, accounting, human resources, CAD-CAM Design, and Computer Numeric Control Programming. Mr. Khedesian now holds the title of President of R&D and New Product Development of Sonic Jet Performance, LLC, USA and also Vice Chairman and CEO of Nanning Sonic Jet China.

          Vatche Khedesian, age 24, obtained a BA from the University of California at Santa Barbara in 1997, with a major in Marketing & Finance. He became employed by Sonic Jet Performance in January 1998 as a business organization plan. He was operations manager for MB2 West from 1996 to 1998. From 1993 to 1995 he was a warehouse manager for Akari Gemini. For six months in 1996 he worked as an aide in the Financial Marketing Department of Merrill Lynch.

          George T. Faye, age 44, obtained an educational certificate at the Technical Institute of Aleppo Syria in 1976 in machining, tooling, Production Engineering, and Mold Making. He has been Vice President of Production Engineering and New Product Development at Sonic Jet Performance, Inc. since 1987. He is Secretary and a Director of Golden Empire Trading, Inc. since 1989.

          No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding.
                                4

          Transactions with Management and Others

          There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below.

          The descriptions contained herein of the Agreements and the Acquisitions are qualified in their entirety by reference to the Agreement, dated as of June 17, 1998, by and among Registrant, Sonic Jet Performance, LLC and the members of Sonic Jet Performance, LLC, filed as Exhibits to the Form 8-K dated July 10, 1998.

          Registrant has acquired the assets and liabilities of Sonic Jet Performance, LLC, a California Limited Liability Company, in consideration of the issuance of five million (5,000,000) shares of common stock of Registrant. The transaction was entered on June 17, 1998.

          Sonic Jet Performance, LLC was formed in May 1997 by acquisition of the Assets of Sonic Jet Performance, Inc., a California corporation. Sonic Jet is engaged in the sale, design, manufacture and assembly of "jet ski" based rescue and fire watercraft, and in addition, has designed a line of consumer jet ski watercraft for the U.S. market, not currently in production or being marketed.

          The address of the Company has been changed to 15662
     Commerce Lane, Huntington Beach, California 92649.

          New Business Plan

               1. The former business of Sonic Jet Performance will be operated by Registrant. Registrant is now engaged in the manufacturing, sales and marketing of jet ski based fire/rescue watercraft for quick response in confined and shallow water areas, beaches, marinas and rivers. It currently has orders for such craft totaling $300,000 plus additional potential orders/commitments for $1,500,000 from various governmental entities subject to governmental budget approvals. There is no assurance that any or all of such orders will be funded.

          The watercraft hulls are fabricated in China in a joint venture with a chinese fiberglass lay-up entity. The hulls are shipped to the U.S. to the company facility in Huntington Beach, California for equipping and assembly with power drive systems, controls and accessories.

          Marketing and sales are conducted in trade shows, by brochures, and by the company personnel.

               2. On June 16, 1998, the Board adopted a Resolution authorizing Series A Convertible Preferred Stock and Designation of Rights and Preferences of Series A Convertible Preferred Stock. Concurrent with the acquisition of the assets of Sonic Jet, the Company negotiated and closed a private placement of 1,600 shares of Series A Convertible Preferred Stock for $1,500,000. The associated Agreements provided for Registration of Common Shares for conversion of the Series A Preferred. A total of 800,000 common shares are reserved for the conversion, however, the conversion may be elected by Holder JNC Strategic Fund, LTD. and is linked to a formula of $4.00 per share or the average of the five lowest closing prices of common in the previous 20 days x 75%, whichever is lower. If converted at $4.00 per share it would result in 375,000 common shares being issued. The conversion shall occur at any time after 75 days at the election of the holder of the Series A Preferred Shares.

     United Stock Transfer, Inc. of Englewood, Colorado has been appointed as the Transfer Agent for the Company.

     The Company has entered into an agreement to repurchase 432,500 shares of common stock owned by Robert Soehngen and to retire said shares into treasury upon the repurchase. The purchase price is $161,082 and was a condition of the funding of the Series A Preferred Stock placement. $100,000 of such price has been paid, with balance due on or before December 1, 1998.

     The Company now has issued and outstanding 6,010,000 shares of common stock, and 1,600 shares of Series A Preferred
Convertible Stock which Series A was issued to JNC Strategic
Fund, LTD.

Committees of the Board of Directors

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

Meetings of the Board of Directors

     There were irregular meetings of the Registrant's Board of
Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and
restructuring to facilitate an acquisition.
                                6

        COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein, except that the Company has entered into an agreement to repurchase 432,500 shares of common stock owned by Robert Soehngen and to retire said shares into treasury upon the repurchase. The purchase price is $161,082 and was a condition of the funding of the Series A Preferred Stock placement. $100,000 of such price has been paid, with balance due on or before December 1, 1998.

                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 20, 1998     BOULDER CAPITAL OPPORTUNITIES III, INC.


                         by:/s/Alex Mardikian
                               Vice-President